Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-8

Hang Feng Technology Innovation Co., Ltd.

Table 1: Newly Registered Securities

Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Ordinary Shares	(1)	Other	999,750	$13.94	$13,936,515.00	0.0001381	$1,924.63

Total Offering Amounts:						$13,936,515.00		1,924.63
Total Fee Offsets:								0.00
Net Fee Due:								$1,924.63

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Offering Note(s)

(1)	Estimated solely for the purpose of determining the amount of registration fee pursuant to Rule 457(c) and (h) under the Securities Act, based on the average of the high and low selling prices of the Company’s ordinary shares as reported on the Nasdaq Capital Market on November 10, 2025.